UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Capital Senior Living Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

140475104

(CUSIP Number)

Radix Partners LLC

Attn: Schuster Tanger

80 Broad Street

Suite 2502

New York, New York 10004

(212) 257-4291

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104

1	NAME OF REPORTING PERSONS HCRE Special Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 517,495
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 517,495
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,495
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 140475104

1	NAME OF REPORTING PERSONS Radix Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 517,495
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 517,495
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,495
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 140475104

1	NAME OF REPORTING PERSONS Joshua Packwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 517,495
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 517,495
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,495
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 140475104

1	NAME OF REPORTING PERSONS Schuster Tanger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 517,495
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 517,495
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,495
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2015, Amendment No. 1 thereto, filed with the SEC on December 10, 2015, Amendment No. 2 thereto, filed with the SEC on January 26, 2016, Amendment No. 3 thereto, filed with the SEC on March 22, 2016, and Amendment No. 4 thereto, filed with the SEC on March 13, 2017, on behalf of the Reporting Persons with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Capital Senior Living Corporation, a Delaware corporation (the “Issuer”). This Amendment No. 5 constitutes an “exit” filing on behalf of the Reporting Persons.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) HCRE beneficially owns in the aggregate 517,495 shares of Common Stock. Each of Radix, Mr. Packwood and Mr. Tanger may be deemed to beneficially own the shares of Common Stock owned by HCRE. As of April 5, 2017, certain members of HCRE (including Carpe Diem Investment Holdings LLC) withdrew as members of HRCE and are no longer members of HCRE or parties to the operating agreement of HCRE, and as a result thereof, neither Radix nor any of the other Reporting Persons has any consent or other rights with respect to securities of the Issuer held by such withdrawing members. Based upon a total of 30,035,019 outstanding shares of Common Stock as of February 24, 2017, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2016, the Reporting Persons’ shares represent approximately 1.723% of the outstanding shares of Common Stock. Each of Radix, Mr. Packwood and Mr. Tanger disclaim beneficial ownership of the shares of Common Stock held by HCRE.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) On April 5, 2017, certain members of HCRE withdrew as members of HRCE, and in connection therewith, on April 6, 2017, HRCE made an in-kind distribution of 1,361,334 shares of Common Stock to such withdrawing members. For purposes of such distribution, such shares of Common Stock were valued at $13.83 per share.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) On April 6, 2017, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2017

HCRE SPECIAL INVESTMENT LLC

By:	Radix Partners LLC, its managing member

By:	/s/ Schuster Tanger
Name: Schuster Tanger
Title: Managing Member

RADIX PARTNERS LLC

By:	/s/ Schuster Tanger
Name: Schuster Tanger
Title: Managing Member

JOSHUA PACKWOOD

By:	/s/ Joshua Packwood

SCHUSTER TANGER

By:	/s/ Schuster Tanger